EXHIBIT 99.34




NEWS RELEASE    (Q2-03-10)                                         June 19, 2003
                                                                     Page 1 of 3







YAMANA RESOURCES INC.      Yamana to Become Gold Producer
                           ----------------------------------------------------

3151 E. 29th Ave.          Yamana Resources Inc. is pleased to announce that it
Spokane, WA 99223 U.S.A.   has reached an agreement relating to the acquisition
Tel: (509) 838 6615        of the Fazenda Brasileiro underground and open pit
Fax: (509) 838-0714        gold mine in the state of Bahia, Brazil, now owned by
                           Companhia Vale do Rio Doce(CVRD).

                    Fazenda Brasileiro, one of Brazil's leading gold mines, has had more than 15 years of underground and open pit production history at 100,000 to 150,000 ounces gold per year. CVRD estimated gold reserves at of 262,000 ounces as of December 31, 2002. Additionally, the operation contains measured or indicated gold resources of 128,000 ounces and inferred gold resources of 75,000 ounces. Gold production for the next three years is expected to exceed 300,000 ounces, assuming no additional resources are delineated. However, given CVRD's recent exploration successes in the mine area and their successful track record in converting exploration resources to reserves, Yamana expects to achieve a mine life that exceeds the initial three-year period from the acquisition date. Cash costs historically have been less than US$200 per ounce, although CVRD anticipates their cash costs for 2003 will be US$225 per ounce. Yamana expects to decrease cash costs back to, or below, the historic level.

                    The attached Table 1 provides a detailed breakdown of the Fazenda Brasileiro reserves and resources. CVRD's reserve estimates have been audited and confirmed by AMEC, an independent consulting firm, and the reserve and resource estimates confirmed by Watts, Griffis and McOuat (WGM), an independent consulting firm engaged recently to prepare a complete Fazenda Brasileiro report compliant with Canada's current National Instrument 43-101 standards. Yamana recently received a preliminary version of the WGM report and expects to publicly release the final version within a few weeks.

                    Excellent prospects exist around the mine for additional near term open pit and underground sources of mill feed including Canto, located a few hundred meters east of the mine. Canto, part of a new largely untested 3-kilometer long trend, has recently undergone detailed exploration with drill holes hitting a number of significant intercepts including 11 meters @ 26.84 g/t Au, 5 meters @ 12.11 g/t Au, and 4 meters @ 10.98 g/t Au. Other attractive targets currently being explored close to the mine, such as Cedro and Barrocas, located only 5 to 12 km away, are also expected to provide short to medium term mill feed.

                    The Fazenda Brasileiro acquisition includes 72,000 hectares of favorable exploration ground along the Rio Itapicuru greenstone belt, extending more than 100 kilometers north of the mine. Most of this large area is only sparsely explored and potential exists for additional gold discoveries.

NEWS RELEASE (Q2-03-10) Continued                                   June 19,2003
                                                                    Page 2 of 3



                    Yamana proposes an extensive exploration program to increase reserves and extend the mine life as well do further regional exploration. This work will be funded entirely through cash flow from the Fazenda Brasileiro operations.

                    The purchase price is US$20.9 million in cash for the mine and exploration properties. This acquisition is subject to financing and will be completed by way of an assignment by Santa Elina Mines Corporation to Yamana. It is also subject to receipt of all necessary approvals and the concurrent completion of the other previously announced acquisitions.

                    With this acquisition, Yamana will become a gold producer with immediate annual gold production of over 100,000 ounces, total reserves of 1.4 million ounces gold, measured and indicated resources of 550,000 ounces gold, and inferred resources estimated at 4.6 million ounces gold and 2.95 billion pounds copper. Yamana expects to produce more than 120,000 ounces of gold in 2004, increasing to over 200,000 ounces in 2005. Cash costs for the gold operations are expected to be less than US$200 per ounce.

                    Yamana advises that 3.6 million ounces of gold and all copper included in the above estimate of inferred resource s are based on historical information which has yet to be verified in detail. The studies and reports on which these estimates are based are, in Yamana's opinion, relevant, reliable, and the most recent available. However, these studies and reports do not conform to current NI 43101 standards. Due to the uncertainty which may attach to Inferred Mineral Resources, there is no certainty that any economic resources can be established on these properties. It should not be assumed that all or part of any of these Inferred Mineral Resources will be upgraded to an Indicated or Measured Mineral Resource.

                    Yamana proposes to raise a minimum of CDN$50 million to finance the Fazenda Brasileiro acquisition, Sao Vicente and Sao Francisco exploration and pre-development work, a Chapada feasibility update, and the development of the Fazenda Nova fast-track gold operation. The financing is expected to close in July, by when all conditions precedent to the acquisition should be met.

                    Yamana is a Canadian company, listed on the Toronto Stock Exchange with a focus on gold exploration and production in South America. A significant suite of gold exploration properties in Argentina is under earn-in option to the Peruvian gold producers, Buenaventura and Hochschild. With the successful completion of this acquisition, the recent Cumaru acquisition and other acquisitions previously announced, Yamana will become an intermediate gold producer with significant land positions in all of the major mineral areas of Brazil. Company management plans to build on this base by targeting other gold consolidation opportunities in Brazil and elsewhere in Latin America.

NEWS RELEASE (Q2-03-10) Continued                                  June 19,2003
                                                                    Page 3 of 3



                                              TABLE 1

                 FAZENDA BRASILEIRO RESERVE & RESOURCE BREAKDOWN

                                       Fazenda Brasileiro - Measured & Indicated Resources (including reserves)
---------------------------------------------------------------------------------------------------------------
                                      Measured Resources      Indicated Resources           M & I Resources
--------------------------------------------------------- ----------------------------- ------------------------
tonnes (millions)                      grade(g/t)ounces   tonnes   grade(g/tounces    tonnes    grade(g/tounces
                                                 (000s)   (millions)        (000s)    (millions)         (000s)
Fazenda Brasileiro - U/G       0          0         0      2.262    3.84      286      2.262     3.93     285.5
Fazenda Brasileiro - O/P       0          0         0       0.6     2.232      43       0.6      2.23      43.1
---------------------------------------------------------------------------------------------------------------
                                                                                       Total M&I Ounces   328.6



---------------------------------------------------------------------------------------------------------------
                                             Fazenda Brasileiro - Proven & Probable Reserves
---------------------------------------------------------------------------------------------------------------
                                  Proven Reserves              Probable Reserves            P & P Reserves
                           ------------------------------ ----------------------------- ------------------------
                             tonnes     grade    ounces   tonnes    grade    ounces    tonnes    grade   ounces
                           ----------- --------- -------- -------- -------- --------- --------- -------- -------
                           (millions)   (g/t)     (000s) (millions) (g/t)    (000s)   (millions)  (g/t)   (000s)
Fazenda Brasileiro - U/G     0.672       4.48      97      1.101    3.45      122      1.773     3.84     218.9
Fazenda Brasileiro - O/P     0.626       2.14      43        0        0        0       0.626     2.14      43.1
---------------------------------------------------------------------------------------------------------------
                                                                                       Total P&P Ounces   262.0



NOTE:
CVRD  has  recently  calculated   additional  measured  an  indicated  resources
summarized as follows: These are not currently 43-101 compliant.


                                                               CVRD's Additional Measured & Indicated Resources
---------------------------------------------------------------------------------------------------------------
                                      Measured Resources      Indicated Resources           M & I Resources
--------------------------------------------------------- ----------------------------- ------------------------
                               tonnes   grade    ounces   tonnes   grade    ounces     tonnes    grade   ounces
-------------------------------------- --------- -------- -------- ------- ---------- --------- -------- -------
                           (millions)   (g/t)     (000s) (millions) (g/t)    (000s)   (millions)  (g/t)   (000s)
(millions) (g/t) (000s)
Ore Body - 02 N1                    0     0         0      64.1     3.88      8.0       64.1     3.88       8.0
Ore Body - G 05                     0     0         0      153.9    6.4      31.7      153.9     6.40      31.7
Ore Body - F05                      0     0         0      92.6     7.2      21.4       92.6     7.20      21.4
---------------------------------------------------------------------------------------------------------------
                                                                                      Total M & I Ounces   61.1



NOTE:
Watts Griffis McOuat has calculated additional inferred resources summarized as follows: These are currently 43-101 compliant. CVRD reports a larger inferred resource than what is included in the Watts Griffis McOuat 43-101 report.


                                                       CVRD's Additional Inferred Resources
---------------------------------------------------------------------------------------------------------------
                                                                                       Inferred Resources
                                                                                  tonnes       grade     ounces
                                                                                 (millions)    (g/t)     (000s)
E-Deep                                                                             0.442        5.30      75.3
---------------------------------------------------------------------------------------------------------------
                                                                                      Total Inferred Oz   75.3



For further information, contact:

Victor H. Bradley                           Toronto Stock Exchange Symbol:  YRI
President and CEO                              Home Page: http://www.yamana.com
E-mail:  Investor@yamana.com            Tel: (509) 838-6615  Fax: (509) 838-0714


FORWARD-LOOKING STATEMENTS: This news release contains certain "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, a s amended. All statements, other than statements of historical fact, included in this release, and Yamana's future plans are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Yamana does not undertake any obligation to update forward-looking statements should conditions or management's estimates or opinions change.